INVEST IN **CAMP GLADIATOR (CG)**

The Only Turn-key Fitness & Nutrition Platform For Trainers & Consumers


LEGEND
EGEND

campgladiator.com Austin Texas

LEAD INVESTOR



Michael Tremain

CG's unique B2B and B2C platform stands out in the industry. They are building a highly scalable model for fitness Trainers and Nutrition Coaches to offer their signature Camp workouts, CG Nutrition, and CG Strength Training for small groups and one-on-one attention with plans to launch additional programs such as yoga, running, low impact, and more. I continue to be very impressed with CG's capacity to adapt. CG is taking the lead on reimagining the future of fitness.

Invested $50,000 this round & $5,000,000 previously

Highlights

1. Over $350M Lifetime Revenue
2. 900k Lifetime # of Participants & Over 40M Workouts
3. Launched Online Workouts In Under 30 days & Added 15k+ Members Globally In 60 Days
4. Over 1.5M Online Workouts Views
5. 248% Increase In Launched Trainers In '22 vs. '21
6. 89% Increase In Memberships For December '22 & January '23 vs. December '21 & January '22
7. $10M Was Previously Raised During Series A
8. 9-time Inc. 5000 Honoree From 2013-2021 & Inc. Top 100 Female Founders In 2020

Our Team



Ally Davidson Co-Founder & Co-CEO

Founded two companies and was awarded Ernst & Young Entrepreneur of the Year in 2016 after winning the NBC TV competition, American Gladiators and becoming the Grand Champion in 2008.



Jeff Davidson Co-Founder & Co-CEO

4x Founder, Member of the Equitable Hall of Fame, and extensive experience as a leader, entrepreneur, and wealth manager.



Howard Schaffer CMO

Part of two successful exits. In 2019 Beneplace sold to Entertainment Benefits Group (EBG) and in 2015 Offers.com was sold to Ziff Davis.



Matt SVP of Sales & Operations

20+ years leading Sales and Revenue Ops teams, from start-ups to Fortune 100, $75MM to $450MM, and one successful exit at Nerdy in 2021.



Nico Martinez CTO

Led the Ticketmaster team who built the $1B+ ticket resale platform and reduced Cloud costs for Comcast NBCUniversal DPIM from $1MM to $220K/year.

Pitch


The Only Turn-key Fitness & Nutrition Platform For Trainers & Consumers
1. Helping Trainers & Coaches scale their businesses
2. Connecting Consumers to programs that work

The Total Addressable Market Is Exploding



$30 Bn Total Addressable Market

$9 Bn Personal Training Market

$8.8 Bn Health Coaching Market

U.S. Personal Training & Health Coaching

- **577k** Personal Trainers
- **128k** Health Coaches
- **5.4%** 2024 Forecasted Growth Rate For Health Coaching Businesses
- **2.7%** 2023 Growth Rate For Health Coaching Businesses

Sources: 2023 Fitness Industry Market Report
2023 IBIS World Market Size Report

THE FIRST OPPORTUNITY

Fitness Trainers & Nutrition Coaches Need A Platform To Grow Their Business

They are experts in their field, but they're not great at operations.

Trainers & Coaches Need:

- To Offer & Book Programs, In-Person & Online
- Help Reaching New Customers
- Social Media & Email Expertise
- To Build A Brand From Scratch

Why Trainers & Coaches Choose CG's Platform

CG provides the most comprehensive marketing and business support in the industry.

With CG, Trainers & Coaches Get:

- ✅ Technology To Deliver & Sell Programs
- ✅ Marketing Tools & Training
- ✅ Sales Strategies
- ✅ Business Insurance & Support
- ✅ A Brand Customers Already ❤️



THE SECOND OPPORTUNITY

Consumers' Fitness & Nutrition Needs Have Changed

They have tried programs that don't work for them.

Consumers Are Tired Of:

- Unused Gym Memberships
- Exercising Alone
- Minimal Guidance
- Diet Fads

Why Consumers Choose CG For Fitness & Nutrition

Consumers want customizable programs with proven results.

With CG, Consumers Get:

- ✅ Personalized Modifications
- ✅ Hybrid Fitness Options
- ✅ Affordable Personal Training
- ✅ Sustainable Healthy Habits
- ✅ Community & Accountability



2023 INDUSTRY TRENDS

CG Programs

CG has 8 of the 10 top fitness trends for 2023*

1. Outdoor Exercise
2. Strength Training
3. Weight Loss Programs
4. Personal Training
5. HIIT (high-intensity interval training)
6. Bodyweight Training
7. Live & On-Demand Online Fitness
8. Health Coaching

***Source:** 2023 Fitness Industry Market Report

HOW IT WORKS

Trainers Sell Monthly Fitness & Nutrition Memberships

IN-PERSON TRAINING

- Signature "Camp" Workouts
- CG Strength Training
- 1-on-1 & Small Groups
- Customized Pricing

ONLINE WORKOUTS

- Anytime, Anywhere On-Demand Library
- Live-Streaming Workouts
- Starting At $15/Month

NUTRITION COACHING

- Customized Meal Plans
- Weekly Grocery Lists
- Calorie & Macro Tracking
- Starting At $39/Month

Thousands of Trainers, Coaches & Customers Already ❤️ CG

REVENUE

$350M+ Lifetime Revenue

CUSTOMERS

1M+ Camp Workouts

900k Lifetime Member

4,000+ CG Nutrition Member Since Aug. 2022

TRAINERS & COACHES

900+ Certified Trainers & Nutrition Coaches

2,300+ Locations Across the United States

SATISFACTION

82 NPS Score 2022 Member Score from 5,900+ Responses

4.4/5 Member Rating on Nutrition Coaches on Jan. 2023

Trainer Testimonials



CG Trainer

"Becoming a Trainer with CG was exactly what I needed. It taught me selflessness and how to inspire others. Now I'm the best version of myself."

-Krizia



CG Trainer

"I've been a CG Trainer for over 5 years, and it's given me the most important things to me: time, freedom, and flexibility."

-Roger

Customer Testimonials



Fitness & Nutrition Customer Testimonial

"I've lost 40 lbs. I'm the healthiest I've ever been. It doesn't matter your age, it doesn't matter what you look like, CG is for everybody!"

-Zenas



Fitness & Nutrition Customer Testimonial

"Exercising and eating healthy with CG has been one of the best investments I've made for myself! I continue to be pushed to grow."

- Cameron

No Fitness & Nutrition Platform Directly Competes with CG


NUTRITION
NOOM
WeightWatchers
PrecisionNutrition
B2C
campGladiator
Thumbtack
TRAINERIZE
B2B
(Trainer Platform)
orangetheory
PELOTON
F45
FIND YOUR TRAINER
FITNESS

> We believe that Trainers & Coaches are more invested as entrepreneurs with unlimited earning potential.
>
> We're evolving our platform to give them the tools and training to run their own businesses under the CG brand.

-Ally Davidson, Co-Founder & Co-CEO



Timeline & Roadmap
2008
Ally founded CG
2009-2020
Profitably bootstrapped the business and dominated Outdoor fitness
2020
COVID-19 caused 30% of fitness businesses to close
2021
CG launched Online workouts in less than 30 days
2022
CG launched customized nutrition coaching and added 4,000 nutrition members
2023 - 2024
• Transforming our Platform
• Recruiting Top Trainers and Coaches
• Diversifying Fitness Programs

Forward looking projections cannot be guaranteed.



REVENUE MODEL
B2B
We are modeled like Airbnb and Uber for Fitness and Nutrition
Trainers & Coaches Are Independent Contractors
• CG receives 15% - 30% of the sales revenue from monthly fitness and nutrition memberships.
TRAINER



REVENUE MODEL
B2C
Fitness & Nutrition Customers Choose Monthly Memberships
Online Only Workouts
Starting At $15/month
Outdoor & Online Workouts
Starting At $59/month
CG Strength Training
Customized Pricing
CG Nutrition Coaching
Starting At $39/month



Profitable By EOY 2024
Trainer Count
Revenue
Gross Profits
4000
3000
2000
1000
$0
$100M
$75M
$50M
$25M
$0
$12M
$9M
$6M
$3M
$0
Revenue
Trainer Count
Gross Profits
2022
2023
2024
2025
2026
2027

Forward looking projections cannot be guaranteed.



Field Leadership
Over 70 Years Of Combined Expertise In Fitness & Nutrition
Tyler Wagner
Vice President of Nutrition
CSCS Certified Strength & Conditioning Specialist
NASM Certified Nutrition Coach
Mason Murphy
Regional President & VP of In-Person Programs
ACSM Certified Personal Trainer
NASM Certified Nutrition Coach
Jessie Richardson
Regional President & VP of Field Sales
ISSA Certified Personal Trainer
ISSA Certified Nutrition Coach
Carol Martin
Regional President & VP of Online Programs
ACE Certified Personal Trainer
NASM Certified Nutrition Coach
Roy Davis
Regional President & VP of Field Recruiting
ISSA Certified Personal Trainer
ISSA Certified Nutrition Coach
Kyle Graham
Regional President
ACE Certified Personal Trainer
ISSA Certified Nutrition Coach



How We Plan To Expand
TRANSFORM THE INDUSTRY LEADING PLATFORM
• Customize the Technology
• Add New Features for Trainers and Customers
CREATE NEW PROGRAMS
• 1:1 and Small Group Strength Training
• Yoga, Running, Low Impact, and more!
RECRUIT TOP TRAINERS & COACHES
• Deliver CG through the platform
• Adding major cities from N.Y.C. to L.A.


The Only Turn-key Fitness
& Nutrition Platform For
Trainers & Consumers


Camp Gladiator
Wefunder
FITNESS & NUTRITION PLATFORM
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